                            PROSPECTUS
                          ______________

                           AIRGAS, INC.
                          ______________

                  1,630,311 Shares of Common Stock


     Up to 1,630,311 shares (the "Shares") of Airgas, Inc. (the "Company") common stock, par value $.01 per share (the "Common Stock"), may be offered from time to time under this Prospectus by certain stockholders of the Company (the "Selling Stockholders"). The Shares have been or may be issued by the Company to the Selling Stockholders, pursuant to the acquisition of a company of which the Selling Stockholders were stockholders. See "Selling Stockholders."

     The issuance of the Shares by the Company to the Selling Stockholders is not being registered hereunder. Only the resale of the Shares by the Selling Stockholders is covered by this Prospectus. Any such sales may be in one or more transactions to be executed on the New York Stock Exchange, on any other exchange on which the Common Stock may be traded or in the over-the-counter market at prices prevailing at the times of such sales or in private sales at prices related to the prevailing market prices or at negotiated prices. See "Plan of Distribution."

     The Common Stock is traded on the New York Stock Exchange. The last reported sale price of the Common Stock, on May 27, 1998 as reported on the New York Stock Exchange, was $16.00 per share.


       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




      The date of this Prospectus is June 3, 1998.

                           AVAILABLE INFORMATION

      Airgas, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus concerning any contract or other document filed with or incorporated by reference in the Registration Statement are not necessarily complete, each statement being qualified in all respects by such reference. For further information regarding the Company and the Common Stock, reference is made to the Registration Statement, including the documents and exhibits filed or incorporated as a part thereof, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the fees prescribed by the Commission.

                   INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-9344) are incorporated herein by reference:

     (1) The Company's annual report (for the fiscal year ended March 31, 1997) on Form 10-K dated June 11, 1997 and Forms 10-K/A dated June 27, 1997, March 31, 1998 and May 28, 1998;

     (2) The Company's quarterly reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1997;

     (3)  The Company's Proxy Statement dated July 1, 1997;

     (4) The Company's Current Reports on Form 8-K, dated April 17, 1997, April 23, 1997, April 30, 1997, July 28, 1997, August 11, 1997, October 9,
1997, October 24, 1997, February 2, 1998, April 27, 1998, May 15, 1998 and May
26, 1998.

     (5) All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act since March 31, 1997; and

     (6) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A effective under Section 12(b) of the Exchange Act on December 19, 1986.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering made herein, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all information that has been incorporated by reference in this Prospectus (but not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference in the information that this Prospectus incorporates), each such request to be addressed as follows: Todd R. Craun, Esquire, Airgas Inc., Radnor Court, 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087-5283, (610) 687-5253.

                           THE COMPANY

     The Company classifies its operations into three business segments:
Distribution, Direct Industrial and Manufacturing. The Company believes that it is the largest independent distributor of industrial, medical and specialty gases and related equipment in North America. Through its Direct Industrial segment, the Company distributes safety, industrial and environmental supplies, and industrial tools, MRO (Maintenance, Repair and Operations) products and welding and safety equipment. The Company's manufacturing operations include the production of carbon products, calcium carbide, nitrous oxide and carbon dioxide. The Company's principal business strategy is to continue to expand its distribution network through internal growth and growth through distributor acquisitions and the selective acquisition of businesses that enhance its Direct Industrial strategy.

                        RECENT DEVELOPMENTS

     During the fourth quarter ended March 31, 1998, the Company recorded a one-time special charge of $19.5 million ($12.4 million after-tax) related to its "Repositioning Airgas for Growth" initiative and the divestiture of several non-core businesses. The special charge consisted of severance and exit costs for the closure of duplicate facilities, a non-cash charge for the write down of property, plant and equipment and goodwill impaired as a result of the restructuring, and the divestiture of several non-core businesses, offset by a one-time net gain related to an acquisition break-up fee.

     Repositioning costs of $5.7 million ($3.4 million after-tax) for relocating employees and other personnel expenses, exiting certain product lines, and computer conversions were also incurred in the quarter and were charged against earnings. In conformance with generally accepted accounting principles, these costs and expenses were not included in the special charge.

     The fourth quarter special charges and the additional direct repositioning costs resulted in a reported net loss in the fourth quarter of $5.2 million, or $.07 per share, and after-tax cash flow of $37.3 million, or $.52 per share.

                           THE OFFERING

     On October 1, 1997, the Company acquired Industrial Gas Products & Supply, Inc. ("IGP") and, as a result, the former shareholders of IGP received 1,244,512 shares of the Company's Common Stock. The Selling Stockholders may also receive up to 385,799 additional shares (the "Additional Shares") three years after October 1, 1997, if the fair market value of the Company's Common Stock on such date is less than $13.10, subject to adjustment under certain circumstances. The number of Additional Shares to be issued would be based upon the number of Shares held by the Selling Stockholders on the third anniversary date and the difference between $13.10 (subject to adjustment under certain circumstances) and the fair market value on October 1, 2000.

     The Selling Stockholders have been provided with certain registration rights pursuant to a registration rights and stock adjustment agreement. The registration statement of which this Prospectus is a part has been filed by the Company in satisfaction of the Company's obligations to register the Shares for sale by the Selling Stockholders pursuant to the Selling Stockholders' registration rights.


                         USE OF PROCEEDS

     The Company will receive no proceeds from any sales of the Shares by the Selling Stockholders.


     The Company will pay all fees and expenses incurred by the Company in connection with registering the Shares for sale under the Securities Act.


                       PLAN OF DISTRIBUTION

     The Shares registered for sale hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Any such sales may be in one or more transactions to be executed on the New York Stock Exchange, on any other exchange on which the Common Stock may be traded or in the over-the-counter market at prices prevailing at the times of such sales or in private sales at prices related to the prevailing market prices or at negotiated prices. The sales may involve (a) a block transaction in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchases.

     The Selling Stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The Selling Stockholders and any brokers or dealers that participate in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. In the event that the Selling

Stockholders engage an underwriter in connection with the sale of Shares, the Selling Stockholders have agreed to file with the Commission, as an exhibit to the registration statement of which this Prospectus is a part, an underwriting agreement, if any, entered into with such underwriter and to disclose any compensation arrangement between the Selling Stockholders and the underwriter in a supplement to this Prospectus or, if required, in a post-effective amendment to the registration statement of which this Prospectus is a part. Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this Prospectus.

                       Selling Stockholders

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of February 1, 1998, and as adjusted to reflect the sale of the Shares, by the Selling Stockholders. The individuals identified below do not own more than 1% of the Company's outstanding Common Stock as of the date of this Prospectus. Unless otherwise indicated, the Selling Stockholders possess sole voting and investment power with respect to the shares listed.


                      Number of                           Number of
                      Shares Beneficially                 Shares Beneficially
                      Owned Prior           Shares Being  Owned After
Selling Stockholders  to the Offering (1)   Offered (1)   the Offering (1)
___________________   ___________________   __________    ___________________

John H. Dammann (2)      406,269             406,269             -0-
J.F. Dammann, III (3)    406,469             406,269             200
Ruth C. Dammann          431,974(4)          215,952             -0-
J.F. Dammann             431,974(4)          216,022             -0-

_____________________

     (1)  Assumes that the Selling Stockholders sell all of the Shares being
          offered.   Does not include Additional Shares, if any, that may
          be issued three years after October 1, 1997.

     (2) Since October 1, 1997, John H. Dammann has served as President of Industrial Gas Products & Supply, Inc., a wholly-owned subsidiary of the Company.

     (3) Since October 1, 1997, J.F. Dammann, III has served as Executive Vice President of Industrial Gas Products & Supply, Inc., a wholly-owned subsidiary of the Company.

     (4) Includes 215,952 shares held by Ruth C. Dammann, J.F. Dammann's spouse, and 216,022 shares held by J.F. Dammann.

     The Company is not able to determine, at this time, the number of Additional Shares, if any, that ultimately will be issued to the Selling Stockholders, since the amount is based upon future events.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's Common Stock is The Bank of New York.

                          LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Selling Stockholders by McCausland, Keen & Buckman, Radnor, Pennsylvania. Certain attorneys of McCausland, Keen & Buckman beneficially own, in the aggregate, 49,143 shares of the Company's Common Stock.

                             EXPERTS

     The consolidated financial statements and schedules of Airgas, Inc. as of March 31, 1997 and 1996, and for each of the years in the three-year period ended March 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick
LLP, independent certified public accountants, incorporated by reference herein (whose opinion with respect to a certain investee company is based on the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein), and upon the authority of said firms as experts in accounting and auditing in giving said reports.

No dealer, salesman or other person
has been authorized to  give any
information or to make any representations
not contained in this Prospectus in
connection with the offer contained
herein, and, if given or made, such
information  or representation must
not be relied upon as having been
authorized by the Company or Selling
Stockholders. This Prospectus does
not constitute an offer to sell, or a
solicitation of an offer to buy any
securities offered hereby in any                         AIRGAS, INC.
jurisdiction to any person to whom it         1,630,311 Shares of Common Stock
is not lawful to make any such offer
or solicitation in such jurisdiction.
Neither the delivery of this Prospectus
nor any sale made hereunder shall, under
any circumstances, create an implication
that there has been no change in the
affairs of the Company since the date
hereof or that the information
contained herein is correct as of
any time subsequent to its date.
_______________________                     ____________________________
                                                     PROSPECTUS
TABLE OF CONTENTS                           ____________________________

Available Information. . .. .2                       June 3, 1998
Incorporation by Reference. .2
The Company. . . . . . . . . 3
The Offering . . . . . . . . 3
Use of Proceeds. . . . . . . 4
Plan of Distribution . . . . 4
Selling Stockholders . . . . 4
Legal Matters. . . . . . . . 5
Experts. . . . . . . . . . . 5